Rule 424(b)(3)
Registration No. 333-132201

Amendment No. 1 dated October 31, 2007 to Pricing Supplement dated October 16, 2007
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B – CMS Linked Accrual Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PL95

Principal Amount (in Specified Currency): $13,500,000
Issue Price: 100%
Trade Date: October 16, 2007
Original Issue Date: October 31, 2007
Stated Maturity Date: October 31, 2027

Initial Interest Rate: 9.00%
Interest Rate: See “Additional Terms of the Notes”
Interest Payment Dates: Each April 30 and October 31, commencing April 30, 2008 and ending on the Stated Maturity Date

Net Proceeds to Issuer: 100%
Agent’s Discount or Commission: 0.0%. The Agent or its affiliate will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.
Agent: Nomura Securities International, Inc.
Agent’s Capacity: Principal

Calculation Agent: Nomura Global Financial Products, Inc.

Day Count Convention: 30/360
Business Day Convention: Following, unadjusted

Redemption: The Notes are subject to redemption by TMCC, in whole, but not in part, at par on the Redemption Dates and subject to the Notice of Redemption stated below.
Redemption Dates: Each Interest Payment Date, from and including October 31, 2008 to and including April 30, 2027
Notice of Redemption: The redemption of the Notes is subject to not less than 10 calendar days’ prior notice

Repayment: Not Applicable

Optional Repayment Date(s):
Repayment Price:

Original Issue Discount: Yes
Initial Accrual Period: From and including October 31, 2007 to but excluding April 30, 2008

Specified Currency: U.S. dollars
Minimum Denominations: $10,000 and $1,000 increments thereafter
Form of Note: Book-entry only

ADDITIONAL TERMS OF THE NOTES

Interest

The Notes will bear interest from and including the Original Issue Date to but excluding the Interest Payment Date on October 31, 2008 at the Initial Interest Rate of 9.00% per year.  The Notes will bear interest from and including the Interest Payment Date on October 31, 2008 and each Interest Payment Date thereafter to but excluding the following Interest Payment Date until the Interest Payment Date on October 31, 2017 (each, a “First Interest Calculation Period”) at a rate equal to the Initial Interest Rate of 9.00% per year multiplied by the Barrier Amount.  The Notes will bear interest from and including the Interest Payment Date on October 31, 2017 and each Interest Payment Date thereafter to but excluding the following Interest Payment Date until the Interest Payment Date on October 31, 2022 (each, a “Second Interest Calculation Period”) at a rate equal to 10.00% per year multiplied by the Barrier Amount.  The Notes will bear interest from and including the Interest Payment Date on October 31, 2022 and each Interest Payment Date thereafter to but excluding the following Interest Payment Date (or Maturity, as applicable) (each, a “Third Interest Calculation Period”) at a rate equal to 20.00% per year multiplied by the Barrier Amount.

“Interest Calculation Period” means each First Interest Calculation Period, Second Interest Calculation Period and Third Interest Calculation Period, and “Floating Interest Rate Period” means collectively the First Interest Calculation Periods, Second Interest Calculation Periods and Third Interest Calculation Periods.

“Barrier Amount” means an amount calculated in accordance with the following formula:

n / N

Where:

“n” is the total number of calendar days in the applicable Interest Calculation Period on which the difference between the 30-Year CMS Rate minus the 10-Year CMS Rate (the “Spread”) sets greater than or equal to 0.0%; provided however, that the Spread determined on the fifth U.S. Government Securities Business Day (as defined below) prior to each Interest Payment Date (or Maturity, as applicable) shall apply to such U.S. Government Securities Business Day and each of the remaining calendar days in the related Interest Calculation Period; and

“N” is the total number of calendar days in the applicable Interest Calculation Period.

No interest will accrue on the Notes with respect to any calendar day on which the Spread is determined or deemed to be less than 0.0%. For each calendar day in an Interest Calculation Period that is not a U.S. Government Securities Business Day, the Spread for that calendar day will be the Spread determined on the immediately preceding U.S. Government Securities Business Day.

 “30-Year CMS Rate” is the rate for U.S. dollar swaps with a constant maturity of 30 years, as quoted on a semi-annual, 30/360 basis vs. 3-month U.S. dollar LIBOR, expressed as a percentage, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and which appears on the Reuters Screen ISDAFIX1 Page as of 11:00 a.m., New York City time on each U.S. Government Securities Business Day in the Interest Calculation Period; provided that if such rate or a successor thereto is not provided, the method of calculating such rate has been changed in a material way or Reuters Screen ISDAFIX1 Page or an equivalent publication source is not displayed, then the 30-Year CMS Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

“10-Year CMS Rate” is the rate for U.S. dollar swaps with a constant maturity of 10 years, as quoted on a semi-annual, 30/360 basis vs. 3-month U.S. dollar LIBOR, expressed as a percentage, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and which appears on the Reuters Screen ISDAFIX1 Page as of 11:00 a.m., New York City time on each U.S. Government Securities Business Day in the Interest Calculation Period; provided that if such rate or a successor thereto is not provided, the method of calculating such rate has been changed in a material way or Reuters Screen ISDAFIX1 Page or an equivalent publication source is not displayed, then the 10-Year CMS Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

“U.S. Government Securities Business Day” means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Notwithstanding anything to the contrary in the Prospectus Supplement, “Business Day” with respect to the Notes means a day that is both (i) a London Banking Day and (ii) a New York Business Day (as those terms are defined in the Prospectus Supplement).

RISK FACTORS

Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes. In addition to the risks described in “Risk Factors” on page S-3 of the Prospectus Supplement, the Notes are subject to other special considerations. An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the 30-Year CMS Rate and the 10-Year CMS Rate, and other events that are difficult to predict and beyond TMCC’s control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in redeemable CMS linked accrual notes and the suitability of the Notes in light of their particular circumstances.

The Amount Of Interest Payable On The Notes During The Floating Interest Rate Period Is Uncertain And Could Be 0.0%.

The 30-Year CMS Rate and 10-Year CMS Rate are floating rates. During the Floating Interest Rate Period, no interest will accrue on the Notes with respect to any calendar day on which the Spread is determined or deemed to be less than 0.0%. For every calendar day on which the Spread is determined or deemed to be less than 0.0%, the effective interest rate for the applicable Interest Calculation Period will be reduced, and if the Spread remains at less than 0.0% with respect to an entire Interest Calculation Period, the effective interest rate for that Interest Calculation Period will be 0.0%.

During The Floating Interest Rate Period, The Yield On The Notes May Be Lower Than The Yield On A Standard Debt Security Of Comparable Maturity.

During the Floating Interest Rate Period, the Notes will bear interest at a rate of 0.0% per annum with respect to any calendar day on which the Spread is determined or deemed to be less than 0.0%. As a result, if the Spread remains at less than 0.0% for a substantial number of calendar days during an Interest Calculation Period, the effective yield on the Notes for such Interest Calculation Period will be less than what would be payable on conventional, fixed-rate redeemable notes of TMCC of comparable maturity.

The Applicable Spread With Respect To The Fifth U.S. Government Securities Business Day Preceding The End Of An Interest Calculation Period Will Apply For The Remainder Of That Interest Calculation Period.

Because during the Floating Interest Rate Period the Spread determined on the fifth U.S. Government Securities Business Day preceding each Interest Payment Date (or Maturity, as applicable) applies to each of the remaining calendar days in the related Interest Calculation Period, if the Spread with respect to that U.S. Government Securities Business Day sets at less than 0.0%, no interest will be paid on the Notes with respect to the remaining calendar days in that Interest Calculation Period, even if the Spread on any of the subsequent remaining calendar days were actually to set at or above 0.0%.

The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.

TMCC believes that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, fluctuations in the Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor might be offset or magnified by the effect of another factor. The following paragraphs describe what TMCC expects to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

•
The market value of the Notes might be affected by changes in the 30-Year CMS Rate and 10-Year CMS Rate. For example, a decrease in the 30-Year CMS Rate combined with either an increase or no change in the 10-Year CMS Rate could cause a decrease in the market value of the Notes because no interest will be payable on the Notes with respect to any calendar day on which the Spread is determined or deemed to be less than 0.0%. Conversely, an increase in the 30-Year CMS Rate relative to the 10-Year CMS Rate could cause an increase in the market value of the Notes. However, if the Spread increases or remains high, the likelihood of the Notes being redeemed would increase. The 30-Year CMS Rate and 10-Year CMS Rate themselves will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the mid-market semi-annual swap rates in particular.

•	Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of 30-Year CMS Rate and 10-Year CMS Rate increases, the market value of the Notes may decrease.

The impact of one of the factors specified above may offset some or all of any change in the market value of the Notes attributable to another factor.

In general, assuming all relevant factors are held constant, TMCC expects that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

The Historical Performance Of The 30-Year CMS Rate And 10-Year CMS Rate Is Not An Indication Of The Future Performance Of The 30-Year CMS Rate And 10-Year CMS Rate.

The historical performance of the 30-Year CMS Rate and 10-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate and 10-Year CMS Rate during the term of the Notes. Changes in the 30-Year CMS Rate and 10-Year CMS Rate will affect the trading price of the Notes, but it is impossible to predict whether the 30-Year CMS Rate or 10-Year CMS Rate will rise or fall.

The Notes Will Be Treated As Contingent Payment Debt Instruments For U.S. Federal Income Tax Purposes.

You should also consider the tax consequences of investing in the Notes.  The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this pricing supplement called “United States Federal Income Taxation.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in this pricing supplement), subject to certain adjustments.  In addition, any gain recognized on the sale, exchange or retirement of the Notes (including at maturity) generally will be treated as ordinary income.  If you are a non-U.S. investor, you may be subject to federal withholding tax unless certain certification procedures are satisfied.  Please read carefully the section of this pricing supplement called “United States Federal Income Taxation.”

PLAN OF DISTRIBUTION

Subject to the terms and conditions set forth in an Appointment Agreement dated September 25, 2006 and an Appointment Agreement Confirmation dated October 16, 2007 (collectively, the “Appointment Agreement”) between TMCC and Nomura Securities International, Inc. (“Nomura”), Nomura, acting as principal, has agreed to purchase and TMCC has agreed to sell the notes identified herein.  Under the terms and conditions set forth in the Third Amended and Restated Distribution Agreement dated March 7, 2006, between TMCC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Toyota Financial Services Securities USA Corporation, as amended from time to time, incorporated by reference in the Appointment Agreement, Nomura is committed to take and pay for all of the Notes offered hereby, if any are taken.

UNITED STATES FEDERAL INCOME TAXATION

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes.  This discussion applies to an initial holder of Notes purchasing the Notes at their “issue price” for cash and who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect.  This summary does not address all aspects of the U.S. federal income taxation of the Notes that may be relevant to a holder of Notes in light of its particular circumstances or to a holder of Notes that is subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;
•	a regulated investment company;
•	a real estate investment trust;
•	a tax-exempt entity;
•	a dealer in securities or foreign currencies;
•	a person holding the Notes as part of a hedging transaction, ‘‘straddle,’’ conversion transaction, or integrated transaction, or who has entered into a ‘‘constructive sale’’ with respect to the Notes;
•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
•	a trader in securities or foreign currencies that in either case elects to apply a mark-to-market method of tax accounting; or
•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effects of any applicable state, local or foreign tax laws are not discussed.  Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of owning and disposing of the Notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

The following discussion applies only to a “U.S. Holder” of Notes.  A “U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

•	a citizen or resident of the United States;
•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The Notes are obligations subject to the Treasury Regulations governing contingent payment debt instruments, and the discussion herein assumes this treatment.  Under this treatment, the Notes will generally be subject to the original issue discount (“OID”) provisions of the Code and the Treasury regulations issued thereunder, and a U.S. Holder will be required to accrue as interest income the OID on the Notes as described below.

TMCC is required to determine a “comparable yield” for the Notes.  The “comparable yield” is the yield at which TMCC could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes.  Based on information furnished to TMCC by the Calculation Agent, the “comparable yield” is an annual rate of 6.28%, compounded semi-annually.

Solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, TMCC is also required to construct a “projected payment schedule” in respect of the Notes representing a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield.  Based on the comparable yield for the Notes, the “projected payment schedule” per $1,000 principal amount Note is as set forth in the following table:

Interest Payment Date	Projected Payment Per $1,000 Principal Amount at Maturity
April 30, 2008	$45.00
October 31, 2008	$45.00
April 30, 2009	$40.04
October 31, 2009	$37.13
April 30, 2010	$34.91
October 31, 2010	$33.31
April 30, 2011	$31.91
October 31, 2011	$30.77
April 30, 2012	$29.83
October 31, 2012	$29.08
April 30, 2013	$28.45
October 31, 2013	$27.84
April 30, 2014	$27.25
October 31, 2014	$26.70
April 30, 2015	$26.14
October 31, 2015	$25.66
April 30, 2016	$25.17
October 31, 2016	$24.68
April 30, 2017	$24.22
October 31, 2017	$23.72
April 30, 2018	$25.69
October 31, 2018	$25.16
April 30, 2019	$24.68
October 31, 2019	$24.24
April 30, 2020	$23.82
October 31, 2020	$23.43
April 30, 2021	$23.01
October 31, 2021	$22.64
April 30, 2022	$22.24
October 31, 2022	$21.79
April 30, 2023	$41.97
October 31, 2023	$41.10
April 30, 2024	$40.40
October 31, 2024	$39.78
April 30, 2025	$39.21
October 31, 2025	$38.71
April 30, 2026	$38.22
October 31, 2026	$37.77
April 30, 2027	$37.27
October 31, 2027	$1039.42

Neither the comparable yield nor the projected payment schedule constitutes a representation by TMCC regarding the actual amounts, if any, that will be paid on the Notes.

For U.S. federal income tax purposes, a U.S. Holder is required to use the above determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a Note, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the “IRS”).  Regardless of a U.S. Holder’s accounting method, it will be required to accrue as interest income OID on the Notes at the comparable yield, adjusted upward or downward in each year to reflect the difference between actual and projected payments with respect to the Notes (as discussed below).

Accordingly, subject to a sale, exchange or retirement of the Notes, a U.S. Holder will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Stated Maturity Date of the Notes, that equals:

•
the product of (i) the adjusted issue price of the Notes (as defined below) as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and
•	multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

For U.S. federal income tax purposes, the “adjusted issue price” of a Note is its issue price increased by the amount of interest income previously accrued by the holder (without regard to any adjustments, as described below) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of any prior payments) with respect to the Note.

In addition, a U.S. Holder will have a “positive adjustment” if the amount of any contingent payment is more than the projected amount of that payment and a “negative adjustment” if the amount of the contingent payment is less than the projected amount of that payment.  The amount included in income as interest, as described above, will be adjusted upward by the amount, if any, by which the total positive adjustments in a taxable year exceed the total negative adjustments in that year (a “net positive adjustment”) and will be adjusted downward by the amount, if any, by which the total negative adjustments exceed the total positive adjustments in the taxable year (a “net negative adjustment”).  To the extent a net negative adjustment exceeds the amount of interest a U.S. Holder otherwise would be required to include for the taxable year, it will give rise to an ordinary loss to the extent of (i) the amount of all previous interest inclusions under the Notes over (ii) the total amount of the holder’s net negative adjustments treated as ordinary losses in prior taxable years.  Any net negative adjustments in excess of  such amounts will be carried forward to offset future interest income in respect of the Notes or to reduce the amount realized on a sale, exchange or retirement of the Notes.  A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Upon a sale, exchange or retirement of a Note (including at its maturity), a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and the holder’s adjusted tax basis in the Note.  A U.S. Holder’s adjusted tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder (without regard to any adjustments, as described above) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of those payments) with respect to the Note.  A U.S. Holder generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (less the amount of any prior net negative adjustments treated as ordinary losses), and the balance as capital loss.  These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  The deductibility of capital losses, however, is subject to limitations.  Additionally, if a U.S. Holder recognizes a loss above certain thresholds, the holder may be required to file a disclosure statement with the IRS.  U.S. Holders are urged to consult their tax advisers regarding these limitations and reporting obligations.

Tax Consequences to Non-U.S. Holders

The following discussion applies only to a “Non-U.S. Holder” of Notes. A “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a nonresident alien fiduciary of a foreign estate or trust.

“Non-U.S. Holder” does not include an individual present in the United States for 183 days or more in the taxable year of disposition.  Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Note.

Payments to a Non-U.S. Holder on the Notes, and any gain realized on a sale, exchange or retirement of the Notes (including at Maturity), will be exempt from U.S. federal income tax (including withholding tax) provided generally that the holder has fulfilled the certification requirement described below and these amounts are not effectively connected with the holder’s conduct of a U.S. trade or business.

The certification requirement referred to in the preceding paragraph will be fulfilled if a Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that the holder is not a U.S. person and provides its name and address and otherwise satisfies applicable requirements.

If a Non-U.S. Holder is engaged in a U.S. trade or business and if the income or gain on the Note, if any, is effectively connected with the holder’s conduct of that trade or business, although exempt from the withholding tax discussed above, the holder will generally be subject to regular U.S. income tax on that income or gain in the same manner as if the holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, the holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding.  Non-U.S. Holders to which this paragraph applies are urged to consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax if the Non-U.S. Holder is a corporation.

Backup Withholding and Information Reporting

Interest or OID paid or accrued on a Note and the proceeds received from a sale, exchange or retirement of a Note (including at its maturity) will be subject to information reporting if a holder is not an “exempt recipient” (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if a holder fails to provide certain identifying information (such as an accurate taxpayer identification number, in the case of a U.S. Holder) or meet certain other conditions.  A Non-U.S. Holder that complies with the certification procedures described in the preceding section will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

11